Filed Pursuant to Rule 433

Registration Statement No. 333-228614

Pricing Term Sheet

Dated April 14, 2020

The Bank of Nova Scotia

US$1,250,000,000 1.625% SENIOR NOTES DUE 2023 (Bail-inable notes)

US$1,250,000,000 1.625% SENIOR NOTES DUE 2023 (Bail-inable notes)

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	1.625% Senior Notes due 2023 (Bail-inable notes) (the “Notes”)

Issuer Ratings:*	A2 / A+ / AA- (Moody’s / S&P / Fitch)

Expected Security Ratings:*	A2 / A- / AA- (Moody’s / S&P / Fitch)

Principal Amount:	US$1,250,000,000

Maturity Date:	May 1, 2023

Price to Public:	99.840%, plus accrued interest, if any, from April 16, 2020 to date of delivery

Underwriters’ Fee:	0.250%

Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	US$1,244,875,000

Coupon (Interest Rate):	1.625%

Re-offer Yield:	1.679%

Spread to Benchmark Treasury:	T + 140 basis points

Benchmark Treasury:	UST 0.250% due April 15, 2023

Benchmark Treasury Yield:	0.279%

Interest Payment Dates:	May 1 and November 1 of each year, commencing on November 1, 2020

Day Count / Business Day Convention:	30/360; Following Unadjusted

Canadian Bail-in Powers Acknowledgement:	Yes. The Notes are subject to bail-in conversion under the Canadian bail-in regime.

Trade Date:	April 14, 2020

Settlement Date:	April 16, 2020 (T+2)

CUSIP / ISIN:	064159 VK9 / US064159VK97

Joint Book-Running Managers:	Scotia Capital (USA) Inc. BNP Paribas Securities Corp. BofA Securities, Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Desjardins Securities Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

*

Note: A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other rating.

US$1,250,000,000 1.625% SENIOR NOTES DUE 2023 (Bail-inable notes)

Underwriter	Principal Amount of the Notes to Be Purchased
Scotia Capital (USA) Inc.	US$	275,000,000
BNP Paribas Securities Corp.		225,000,000
BofA Securities, Inc.		225,000,000
Morgan Stanley & Co. LLC		225,000,000
Wells Fargo Securities, LLC		225,000,000
Desjardins Securities Inc.		25,000,000
Deutsche Bank Securities Inc.		25,000,000
J.P. Morgan Securities LLC		25,000,000

Total	US$	1,250,000,000

No PRIIPs KID. Not for retail investors in the EEA or in the UK.

Offering Restrictions—United Kingdom: This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

The Notes are bail-inable debt securities (as defined in the Prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

The Bank has filed a registration statement (File No. 333-228614) (including a base shelf prospectus dated December 26, 2018) and a preliminary prospectus supplement dated April 14, 2020 (including the base shelf prospectus, the “Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Scotia Capital (USA) Inc. at 1 (800) 372-3930, BNP Paribas Securities Corp. at 1 (800) 854-5674, BofA Securities, Inc. at 1 (800) 294-1322, Morgan Stanley & Co. LLC at 1 (866) 718-1649, or Wells Fargo Securities, LLC at 1 (800) 645-3751.

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